UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13
 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

1-804
Commission File Number

Sequa Corporation
(Exact name of registrant as specified in its charter)

200 Park Avenue, New York, New York, 10166 — (212) 986-5500
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Class A Common Stock Class B Common Stock 8 7/8% Senior Unsecured Notes due 2008 9% Senior Unsecured Notes due 2009
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☑	Rule 12h-3(b)(1)(i)	☑
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:  1 per class of securities covered by this form

Pursuant to the requirements of the Securities Exchange Act of 1934 Sequa Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: December 3, 2007	By: /s/ Kenneth J. Binder
Kenneth J. Binder
Executive Vice President, Finance
(Chief Financial Officer)